UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 06-30-2010

Check here if Amendment [ ]; Amendment Number: ______
This Amendment (Check only one.): [ ] is a restatement.
[ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Bedlam Asset Management plc
Address: 20 Abchurch Lane, London, EC4N 7BB, UK

Form 13F File Number: 28-__________

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael Comras
Title: Chief Compliance Officer
Phone: +44 20 7648 4325

Signature, Place, and Date of Signing:

M Comras	London, U.K.	08-12-2010
[Signature]	[City, State]	[Date]

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 19

Form 13F Information Table Value Total: 183,249
                                    (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

NONE

FORM 13F INFORMATION TABLE

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5		COLUMN 6	COLUMN 7	COLUMN 8		
			VALUE	SHRS OR	SH/	PUT/	INVESTMENT	OTHER	VOTING AUTHORITY	
NAME OF ISSUER	TITLE OF CLASS	CUSIP	(x$1000)	PRN AMT	PRN	CALL	DISCRETION	MANAGER	SOLE	SHARED NONE
AGNICO EAGLE MINES LTD	COM	008474 10 8	23,066	379,497	SH		SOLE		379,497	
BRISTOL MYERS SQUIBB CO	COM	110122 10 8	17,088	685,150	SH		SOLE		685,150	
CF INDS HLDGS INC	COM	125269 10 0	10,898	171,750	SH		SOLE		171,750	
CHECKPOINT SYS INC	COM	162825 10 3	9,729	330,030	SH		SOLE		330,030	
CHUNGHWA TELECOM CO LTD	SPONS ADR NEW 09	17133Q 40 3	227	11,515	SH		SOLE		11,515	
COTT CORP QUE	COM	22163N 10 6	6,855	1,177,776	SH		SOLE		1,177,776	
GOLDCORP INC NEW	COM	380956 40 9	16,265	370,928	SH		SOLE		370,928	
HAIN CELESTIAL GROUP INC	COM	405217 10 0	3,824	189,570	SH		SOLE		189,570	
KANSAS CITY SOUTHERN	COM NEW	485170 30 2	10,688	294,040	SH		SOLE		294,040	
KIMBERLY CLARK CORP	COM	494368 10 3	5,509	90,857	SH		SOLE		90,857	
MONSANTO CO NEW	COM	61166W 10 1	3,402	73,600	SH		SOLE		73,600	
NEWMONT MINING CORP	COM	651639 10 6	15,773	255,480	SH		SOLE		255,480	
ORMAT TECHNOLOGIES INC	COM	686688 10 2	144	5,100	SH		SOLE		5,100	
PFIZER INC	COM	717081 10 3	413	28,980	SH		SOLE		28,980	
SARA LEE CORP	COM	803111 10 3	19,634	1,392,485	SH		SOLE		1,392,485	
SHAW GROUP INC	COM	820280 10 5	14,311	418,194	SH		SOLE		418,194	
TELECOMUNICACOES DE SAO PAUL	SPON ADR PFD	87929A 10 2	177	8,700	SH		SOLE		8,700	
VARIAN MED SYS INC	COM	92220P 10 5	11,573	221,360	SH		SOLE		221,360	
YAMANA GOLD INC	COM	98462Y 10 0	13,674	1,327,580	SH		SOLE		1,327,580	